Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED

30 JUNE 2021

		(₹ in Crore except as stated)

		Quarter ended			Year ended
S. No.	Particulars	30.06.2021 (Unaudited)	31.03.2021 (Audited) (Refer Note 2)	30.06.2020 (Unaudited)	31.03.2021 (Audited)
1	Revenue from operations	28,105	27,874	15,687	86,863
2	Other operating income	307	332	286	1,158
3	Other income	739	859	1,025	3,421

	Total Income	29,151	29,065	16,998	91,442

4	Expenses
a)	Cost of materials consumed	8,207	7,331	4,471	22,849
b)	Purchases of stock-in-trade	88	18	13	41
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(766)	143	264	792
d)	Power & fuel charges	3,918	3,972	2,499	13,674
e)	Employee benefits expense	683	709	659	2,861
f)	Finance costs	1,182	1,325	1,252	5,210
g)	Depreciation, depletion and amortization expense	2,124	2,055	1,733	7,638
h)	Other expenses (Refer note 4)	6,411	6,996	4,074	20,486

5	Total expenses	21,847	22,549	14,965	73,551

6	Profit before exceptional items and tax	7,304	6,516	2,033	17,891

7	Net exceptional loss (Refer note 3)	(134)	(773)	—	(678)

8	Profit before tax	7,170	5,743	2,033	17,213

9	Tax expense/ (benefit)
	On other than exceptional items
a)	Net Current tax expense	1,413	33	297	2,066
b)	Net Deferred tax expense/ (benefit) (Refer note 8)	522	(1,732)	214	268
i)	Deferred tax on intra group profit distribution (including from accumulated profits)	—	(132)	96	869
ii)	Other Deferred tax expense/ (benefit)	522	(1,600)	118	(601)
	On exceptional items
c)	Net tax benefit on exceptional items (Refer note 3)	(47)	(187)	—	(154)

	Net tax expense/ (benefit) (a+b+c)	1,888	(1,886)	511	2,180

10	Profit after tax before share in profit/ (loss) of jointly controlled entities and associates and non-controlling interests	5,282	7,629	1,522	15,033

11	Add: Share in profit/ (loss) of jointly controlled entities and associates	1	(1)	0	(1)

12	Profit after share in profit/ (loss) of jointly controlled entities and associates (a)	5,283	7,628	1,522	15,032

		(₹ in Crore except as stated)

		Quarter ended						Year ended
S. No.	Particulars	30.06.2021 (Unaudited)		31.03.2021 (Audited) (Refer Note 2)		30.06.2020 (Unaudited)		31.03.2021 (Audited)
13	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	32		5		10		62
	(b) Tax benefit/ (expense) on items that will not be reclassified to profit or loss	0		(9)		4		(11)
ii.	(a) Items that will be reclassified to profit or loss	371		118		7		187
	(b) Tax benefit/ (expense) on items that will be reclassified to profit or loss	15		10		36		(35)

	Total Other Comprehensive Income (b)	418		124		57		203

14	Total Comprehensive Income (a + b)	5,701		7,752		1,579		15,235

15	Profit attributable to:
a)	Owners of Vedanta Limited	4,224		6,432		1,033		11,602
b)	Non-controlling interests	1,059		1,196		489		3,430

16	Other Comprehensive Income/ (Loss) attributable to :
a)	Owners of Vedanta Limited	393		99		64		110
b)	Non-controlling interests	25		25		(7)		93

17	Total comprehensive Income attributable to:
a)	Owners of Vedanta Limited	4,617		6,531		1,097		11,712
b)	Non-controlling interests	1,084		1,221		482		3,523

18	Net Profit after taxes, non-controlling interests and share in profit/ (loss) of jointly controlled entities and associates but before exceptional items	4,280		7,013		1,033		12,151

19	Paid-up equity share capital (Face value of ₹ 1 each)	372		372		372		372
20	Reserves excluding Revaluation Reserves as per balance sheet							61,906
21	Earnings per share (₹) (**not annualised)
	-Basic	11.40	**	17.37	**	2.79	**	31.32
	-Diluted	11.31	**	17.25	**	2.77	**	31.13

		(₹ in Crore except as stated)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2021 (Unaudited)	31.03.2021 (Audited) (Refer Note 2)	30.06.2020 (Unaudited)	31.03.2021 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	5,217	5,349	3,207	17,550
	(ii) Silver - India	1,106	1,350	645	4,382

	Total	6,323	6,699	3,852	21,932
b)	Zinc - International	1,119	900	374	2,729
c)	Oil & Gas	2,485	2,584	1,389	7,531
d)	Aluminium	10,263	8,828	6,043	28,644
e)	Copper	3,499	3,945	1,377	10,890
f)	Iron Ore	1,576	1,727	639	4,528
g)	Power	1,225	1,449	1,018	5,375
h)	Others	1,641	1,785	1,029	5,377

	Total	28,131	27,917	15,721	87,006

Less:	Inter Segment Revenue	26	43	34	143

	Revenue from operations	28,105	27,874	15,687	86,863

2	Segment Results
	[Profit/ (loss) before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,883	1,940	488	5,302
	(ii) Silver - India	995	1,226	532	3,851

	Total	2,878	3,166	1,020	9,153
b)	Zinc - International	271	109	24	491
c)	Oil & Gas	576	740	220	1,983
d)	Aluminium	3,235	2,260	848	5,898
e)	Copper	(157)	(132)	(115)	(392)
f)	Iron Ore	739	770	164	1,716
g)	Power	179	7	230	731
h)	Others	151	191	(61)	352

	Total	7,872	7,111	2,330	19,932

Less:	Finance costs	1,182	1,325	1,252	5,210
Add:	Other unallocable income net off expenses	614	730	955	3,169

	Profit before exceptional items and tax	7,304	6,516	2,033	17,891

Add:	Net exceptional loss (Refer note 3)	(134)	(773)	—	(678)

	Profit before tax	7,170	5,743	2,033	17,213

3	Segment assets
a)	Zinc, Lead and Silver - India	21,001	21,302	22,059	21,302
b)	Zinc - International	6,495	6,065	5,264	6,065
c)	Oil & Gas	20,270	18,915	16,885	18,915
d)	Aluminium	56,358	54,764	55,257	54,764
e)	Copper	6,323	6,273	7,142	6,273
f)	Iron Ore	3,302	2,722	2,862	2,722
g)	Power	17,526	17,565	18,852	17,565
h)	Others	8,163	7,862	7,876	7,862
i)	Unallocated	47,215	50,229	43,169 *	50,229

	Total	186,653	185,697	179,366	185,697

	* Restated, refer Note 7

		(₹ in Crore except as stated)

		Quarter ended				Year ended
S. No.	Segment Information	30.06.2021 (Unaudited)	31.03.2021 (Audited) (Refer Note 2)	30.06.2020 (Unaudited)		31.03.2021 (Audited)
4	Segment liabilities
a)	Zinc, Lead and Silver - India	4,951	5,929	5,477		5,929
b)	Zinc - International	1,034	1,067	882		1,067
c)	Oil & Gas	12,551	11,178	10,648		11,178
d)	Aluminium	18,579	18,565	19,568		18,565
e)	Copper	4,103	4,388	4,971		4,388
f)	Iron Ore	1,463	1,319	1,293		1,319
g)	Power	1,889	2,123	1,937		2,123
h)	Others	1,985	2,126	1,513		2,126
i)	Unallocated	56,965	61,586	62,524	*	61,586

	Total	103,520	108,281	108,813		108,281

	* Restated, refer Note 7

The main business segments are :

(a) Zinc, Lead and Silver - India, which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate;

(b) Zinc - International, which consists of exploration, mining, treatment and production of zinc, lead, copper and associated mineral concentrates for sale;

(c) Oil & Gas, which consists of exploration, development and production of oil and gas;

(d) Aluminium, which consist of mining of bauxite and manufacturing of alumina and various aluminium products;

(e) Copper, which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid and phosphoric acid (Refer note 6);

(f) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke;

(g) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power; and

(h) Other business segment comprises port/berth, glass substrate, steel and ferroy alloys. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above consolidated results of Vedanta Limited ("the Company") and its subsidiaries ("the Group"), jointly controlled entities, and associates for the quarter ended 30 June 2021 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meetings held on 26 July 2021.

2	The figures for the quarter ended 31 March 2021 are the balancing figures between audited figures for the full financial year ended 31 March 2021 and unaudited figures for the nine months ended 31 December 2020.

3	Net exceptional loss comprise the following:

	(₹ in Crore)
Particulars	Quarter ended			Year ended
	30.06.2021 (Unaudited)	31.03.2021 (Audited) (Refer Note 2)	30.06.2020 (Unaudited)	31.03.2021 (Audited)
Capital work-in-progress written off in following segments:
- Aluminium	—	(181)	—	(181)
- Others	—	(63)	—	(63)
Provision on advances subject to litigation - primarily in Copper segment [a]	—	(213)	—	(213)
Transaction costs paid to the ultimate parent company on structured investment sold in previous year	—	(103)	—	(103)
Provision for settlement of dispute regarding environmental clearance - Others segment	—	(213)	—	(213)
Revision of Renewable Purchase Obligation pursuant to respective state electricity regulation commission notifications - Aluminium segment	—	—	—	95
One time settlement of entry tax under amnesty scheme - Zinc, Lead and Silver - India segment	(134)	—	—	—

Net exceptional loss	(134)	(773)	—	(678)
Current tax benefit on above	47	—	—	—
Net deferred tax benefit on above	—	187	—	154
Non-controlling interests on above	31	5	—	(25)

Net exceptional loss net of tax and non-controlling interests	(56)	(581)	—	(549)

a)

Represents a provision of ₹ 213 Crore on advances given to Konkola Copper Mines plc (KCM), an overseas company, whose majority shares are ultimately held by Vedanta Resources Limited ("VRL") and on which a liquidation suit has been filed. The outstanding balance as at 30 June 2021 from KCM net of provisions is ₹ 214 Crore (31 March 2021: ₹ 211 Crore).

4

Other expenses include cost of exploration wells written off amounting to ₹ 99 Crore, ₹ 1 Crore, ₹ 0 Crore and ₹ 7 Crore for the quarter ended 30 June 2021, 31 March 2021, 30 June 2020 and the year ended 31 March 2021 respectively.

5

The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan ("RJ") block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. We have filed Special Leave Petition in Supreme court against this Delhi High court judgement. In parallel, the Government of India ("GoI"), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of US$ 364 million (₹ 2,705 Crore) has been raised by DGH on 12 May 2020, relating to the share of the Company and its subsidiary. This amount was subsequently revised to US$ 458 million (₹ 3,405 Crore) till March 2018 vide DGH letter dated 24 December 2020. The Company has disputed the demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms the Company has also commenced arbitration proceedings. The arbitration tribunal stands constituted and Vedanta also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GOI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GOI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GOI has challenged the said order before the Delhi High Court which is next listed for hearing on 04 August 2021. The GoI has also filed application before the Tribunal objecting to its jurisdiction to decide issues arising out of or relating to the PSC extension policy dated 07 April 2017, the Office Memorandum dated 01 February 2013, as amended and audit exceptions notified for FY 2016-18.

Further, on 23 September 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is also scheduled for hearing on 04 August 2021.

Simultaneously, the Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 31 July 2021 or signing of the PSC addendum, whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations

6

The Company’s application for renewal of Consent to Operate (“CTO”) for existing copper smelter at Tuticorin was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. Vedanta Limited has filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The Supreme Court Bench did not allow the interim relief. The matter shall now be heard on merits. The matter was again mentioned before the bench on 17 March 2021, wherein the matter was posted for hearing on 17 August 2021.

However, during the current period, the Company approached the Supreme Court offering to supply medical oxygen from the said facility in view of prevailing COVID-19 situation, which was allowed by the Supreme Court, under supervision of a committee constituted by the Government of Tamil Nadu until 31 July 2021. Further the Company has moved an application on 29 June 2021 providing status report on running Oxygen plant and seeking extension for another 6 months for operating the Oxygen plant. The matter is listed for hearing on 27 July 2021.

The Company was also in the process of expanding its capacities at an adjacent site (‘Expansion Project’). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, SIPCOT cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication.

As per the Company's assessment, it is in compliance with the applicable regulations and hence it does not expect any material adjustments to these financial results as a consequence of the above actions.

7

During the previous year ended 31 March 2021, as part of its cash management activities, the Company, through its overseas subsidiaries extended certain loans and guarantee facilities to Vedanta Resources Limited (“VRL”) and its subsidiaries (collectively “the VRL group”). Further, during the previous year, certain terms of the facilities were modified which resulted in substantial modification of the instruments. The guarantees were also extinguished. Consequently, the loans were fair valued and the difference in the fair value of the loan and its carrying value was debited to equity as a transaction with the shareholder. As of 31 March 2021, loans of ₹ 7,065 Crore (US$ 966 million) were outstanding and held by a single subsidiary of VRL, namely, Twinstar Holdings Limited (“TSH”).

During the current quarter ended 30 June 2021, the VRL group has repaid ₹ 1,514 Crore (US$ 207 million) of the aforesaid loans, along with interest thereon. In May 2021, the overseas subsidiaries of the Company, executed agreements with TSH to novate ₹ 2,194 Crore (US$ 300 million) due for repayment in June 2022 to another subsidiary of VRL, which is guaranteed by VRL. This transaction did not have any material impact on the financial results for the current quarter. The results for the quarter ended 30 June 2020 have been restated by reducing the equity and carrying value of assets and increasing the liabilities by ₹ 358 Crore (US$ 48 million), ₹ 249 Crore (US$ 33 million) and ₹ 110 Crore (US$ 15 million) respectively.

8	Income taxes

a)

In June 2018, the Company acquired majority stake in ESL Steel Limited (“ESL”), which has since been focusing on operational turnaround. Based on management’s estimate of future outlook, financial projections and requirements of Ind AS 12 – Income taxes, ESL has recognized deferred tax assets of ₹ 3,184 Crore during the quarter ended March 31, 2021.

b)

Consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries of the Company, the unabsorbed depreciation as per tax laws and MAT balances have been utilized by the Company leading to a deferred tax (benefit)/ charge as disclosed in line 9(b)(i) of the above results.

9

As per information received from VRL, during the current period, VRL together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, as persons acting in concert with VRL (“PACs”), acquired 37,42,31,161 equity shares of the Company under the voluntary open offer made to the public shareholders of the Company in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and thereby increasing their shareholding in the Company from the current 55.1% to 65.18%.

10

The Group has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment, loans and receivables, etc in accordance with the applicable Ind AS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the pandemic. Based on the assessment, no adjustment is required to these financial results. The impact of the pandemic may be different from that as estimated as at the date of approval of these results and the management continues to closely monitor any material changes to future economic conditions.

11	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Sunil Duggal
Dated : 26 July 2021 Place : New Delhi	Whole-Time Director and Chief Executive Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER ENDED 30 JUNE 2021

		(₹ in Crore, except as stated)

		Quarter ended			Year ended
S. No.	Particulars	30.06.2021 (Unaudited)	31.03.2021 (Audited) (Refer Note 2)	30.06.2020 (Unaudited)	31.03.2021 (Audited)
1	Revenue from operations	12,883	12,305	6,689	37,120
2	Other operating income	75	86	93	320
3	Other income (Refer note 9)	1,399	92	4,726	10,948

	Total Income	14,357	12,483	11,508	48,388

4	Expenses
a)	Cost of materials consumed	4,950	4,521	2,731	13,990
b)	Purchases of Stock-in-Trade	162	76	76	204
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(546)	92	(200)	70
d)	Power & fuel charges	2,056	1,941	1,384	6,763
e)	Employee benefits expense	198	217	176	903
f)	Finance costs	722	813	800	3,193
g)	Depreciation, depletion and amortization expense	704	654	596	2,519
h)	Other expenses (Refer note 4)	2,370	2,482	1,411	6,850

	Total expenses	10,616	10,796	6,974	34,492

5	Profit before exceptional items and tax	3,741	1,687	4,534	13,896

6	Exceptional loss (Refer note 3)	—	(232)	—	(232)

7	Profit before tax	3,741	1,455	4,534	13,664

8	Tax expense/ (benefit) on other than exceptional items:
a)	Net Current tax expense/ (benefit)	661	(453)	—	104
b)	Net Deferred tax (benefit)/ expense	(256)	548	1,570	3,138
	Tax benefit on exceptional items :
c)	Deferred tax benefit (Refer note 3)	—	(81)	—	(81)

	Net tax expense (a+b+c)	405	14	1,570	3,161

9	Net Profit after tax (a)	3,336	1,441	2,964	10,503

10	Net Profit after tax before exceptional items (net of tax)	3,336	1,592	2,964	10,654

11	Other Comprehensive Income/ (Loss)
i.	(a) Items that will not be reclassified to profit or loss	36	3	22	63
	(b) Tax (expense)/ benefit on items that will not be reclassified to profit or loss	(1)	(1)	0	(3)
ii.	(a) Items that will be reclassified to profit or loss	51	5	(54)	(91)
	(b) Tax benefit/ (expense) on items that will be reclassified to profit or loss	11	12	27	(26)

	Total Other Comprehensive Income/ (Loss) (b)	97	19	(5)	(57)

12	Total Comprehensive Income (a+b)	3,433	1,460	2,959	10,446

13	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	372	372
14	Reserves excluding Revaluation Reserves as per balance sheet				76,418
15	Earnings per share (₹) (*not annualised)
	- Basic & Diluted	8.97 *	3.87 *	7.97 *	28.23

		(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2021 (Unaudited)	31.03.2021 (Audited) (Refer Note 2)	30.06.2020 (Unaudited)	31.03.2021 (Audited)
1	Segment Revenue
a)	Oil & Gas	1,339	1,395	750	4,086
b)	Aluminium	7,617	6,312	4,277	20,162
c)	Copper	2,206	2,735	848	7,623
d)	Iron Ore	1,576	1,727	639	4,529
e)	Power	145	136	175	720

	Total	12,883	12,305	6,689	37,120

Less:	Inter Segment Revenue	—	—	—	—

	Revenue from operations	12,883	12,305	6,689	37,120

2	Segment Results
	[Profit/ (Loss) before tax and interest]
a)	Oil & Gas	251	388	118	1,035
b)	Aluminium	2,393	1,590	511	4,138
c)	Copper	(133)	(113)	(98)	(308)
d)	Iron Ore	666	730	141	1,652
e)	Power	(38)	(136)	(13)	(172)

	Total	3,139	2,459	659	6,345

Less:	Finance costs	722	813	800	3,193
Add:	Other unallocable income net off expenses	1,324	41	4,675	10,744

	Profit before exceptional items and tax	3,741	1,687	4,534	13,896

Add:	Exceptional loss (Refer note 3)	—	(232)	—	(232)

	Profit before tax	3,741	1,455	4,534	13,664

3	Segment assets
a)	Oil & Gas	14,119	13,161	12,264	13,161
b)	Aluminium	43,784	42,303	42,401	42,303
c)	Copper	5,394	5,289	6,113	5,289
d)	Iron Ore	2,889	2,548	2,687	2,548
e)	Power	3,228	3,161	3,445	3,161
f)	Unallocated	68,029	71,269	70,469	71,269

	Total	137,443	137,731	137,379	137,731

4	Segment liabilities
a)	Oil & Gas	8,194	7,403	8,790	7,403
b)	Aluminium	13,415	13,508	14,291	13,508
c)	Copper	3,698	3,895	4,548	3,895
d)	Iron Ore	2,235	2,301	2,118	2,301
e)	Power	165	210	206	210
f)	Unallocated	29,500	33,624	34,553	33,624

	Total	57,207	60,941	64,506	60,941

The main business segments are:

(a) Oil & Gas, which consists of exploration, development and production of oil and gas;

(b) Aluminium, which consists of manufacturing of alumina and various aluminium products;

(c) Copper, which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 5);

(d) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke; and

(e) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Notes:-

1	The above results of Vedanta Limited ("the Company"), for the quarter ended 30 June 2021 have been reviewed by the Audit Committee and approved by the Board of Directors at its respective meetings held on 26 July 2021. The statutory auditors have carried out limited review of the same.

2	The figures for the quarter ended 31 March 2021 are the balancing figures between audited figures for the full financial year ended 31 March 2021 and unaudited figures for the nine months ended 31 December 2020.

3	Exceptional loss comprise the following:

	(₹ in Crore)
	Quarter ended			Year Ended
Particulars	30.06.2021 (Unaudited)	31.03.2021 (Audited) (Refer Note 2)	30.06.2020 (Unaudited)	31.03.2021 (Audited)
Capital work-in-progress written off in Aluminium segment	—	(181)	—	(181)
Provision on advances subject to litigation in Copper segment[a]	—	(51)	—	(51)

Exceptional loss	—	(232)	—	(232)

Tax benefit on exceptional items	—	81	—	81

Exceptional loss (net of tax)	—	(151)	—	(151)

a)	Represents a provision of ₹ 51 Crore on advances given to Konkola Copper Mines plc (KCM), an overseas company, whose majority shares are ultimately held by Vedanta Resources Limited ("VRL") and on which a liquidation suit has been filed. The outstanding balance as at 30 June 2021 from KCM net of provisions is ₹ 51 Crore (31 March 2021 : ₹ 51 Crore).

4	Other expenses include cost of exploration wells written off amounting to ₹ 99 Crore, ₹ 1 Crore, ₹ 0 Crore and ₹ 6 Crore for the quarter ended 30 June 2021, 31 March 2021, 30 June 2020 and the year ended 31 March 2021 respectively.

5

The Company’s application for renewal of Consent to Operate (“CTO”) for existing copper smelter at Tuticorin was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. Vedanta Limited has filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The Supreme Court Bench did not allow the interim relief. The matter shall now be heard on merits. The matter was again mentioned before the bench on 17 March 2021, wherein the matter was posted for hearing on 17 August 2021.

However, during the current period, the Company approached the Supreme Court offering to supply medical oxygen from the said facility in view of prevailing COVID-19 situation, which was allowed by the Supreme Court, under supervision of a committee constituted by the Government of Tamil Nadu until 31 July 2021. Further the Company has moved an application on 29 June 2021 providing status report on running Oxygen plant and seeking extension for another 6 months for operating the Oxygen plant. The matter is listed for hearing on 27 July 2021.

The Company was also in the process of expanding its capacities at an adjacent site (‘Expansion Project’). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, SIPCOT cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication.

As per the Company's assessment, it is in compliance with the applicable regulations and hence it does not expect any material adjustments to these financial results as a consequence of the above actions.

6	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan ("RJ") block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. We have filed Special Leave Petition in Supreme court against this Delhi High court judgement. In parallel, the Government of India ("GoI"), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of US$ 364 million (₹ 2,705 Crore) has been raised by DGH on 12 May 2020, relating to the share of the Company and its subsidiary. This amount was subsequently revised to US$ 458 million (₹ 3,405 Crore) till March 2018 vide DGH letter dated 24 December 2020. The Company has disputed the demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms the Company has also commenced arbitration proceedings. The arbitration tribunal stands constituted and Vedanta also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GOI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GOI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GOI has challenged the said order before the Delhi High Court which is next listed for hearing on 04 August 2021. The GoI has also filed application before the Tribunal objecting to its jurisdiction to decide issues arising out of or relating to the PSC extension policy dated 07 April 2017, the Office Memorandum dated 01 February 2013, as amended and audit exceptions notified for FY 2016-18.

Further, on 23 September 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is also scheduled for hearing on 04 August 2021.

Simultaneously, the Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 31 July 2021 or signing of the PSC addendum, whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations.

7	As per information received from VRL, during the current period, VRL together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, as persons acting in concert with VRL (“PACs”), acquired 37,42,31,161 equity shares of the Company under the voluntary open offer made to the public shareholders of the Company in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and thereby increasing their shareholding in the Company from the current 55.1% to 65.18%.

8	The Company has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment, loans and receivables, etc in accordance with the applicable Ind AS. The Company has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the pandemic. Based on the assessment, no adjustment is required to these financial results. The impact of the pandemic may be different from that as estimated as at the date of approval of these results and the management continues to closely monitor any material changes to future economic conditions.

9	Other income includes dividend income from subsidiaries of ₹ 1,316 Crore and ₹ 10,369 Crore for the quarter ended 30 June 2021 and year ended 31 March 2021 respectively.

By Order of the Board

Place : New Delhi	Sunil Duggal
Date : 26 July 2021	Whole-Time Director and Chief Executive Officer